Cohen& Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

October 22, 2008

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Brian Cascio, Accounting Branch Chief

RE:	CEMTREX, Inc.
Amendment No. 2 to Registration Statement on Form 10 Filed June 19, 2008
File No. 000-53238

Ladies and Gentlemen:

On behalf of CEMTREX, Inc. (“Cemtrex”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated June 25, 2008, regarding CEMTREX’s registration statement on Form 10 Amendment No. 2 dated June 19, 2008. Amendment No. 3 to the registration statement was transmitted via EDGAR today, October 22, 2008, which includes changes made to the registration statement in response to the staff’s comments. I also enclose five (5) copies of Amendment No. 3 to the registration statement.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1.
Please revise to provide the report of your independent registered public accounting firm. We note the reference to this report in the index on page 23, however, the report is not included in the filing.

The registration statement has been amended and includes the report of the independent public accounting firm.

2.
Please tell us where you have provided the notes to the audited financial statements as indicated in the index on page 23. The filing does not include footnotes after the audited financial statements on page F-4. In addition, remove footnote 8 on page F-13 or clearly indicate the purpose of providing this information and what these prior financial statements are meant to represent.

The registration statement has been amended and includes the notes to the audited financial statements. Additionally, footnote 8 has been removed.

3.
We note that you acquired 100% interest in Griffin Filters LLC on April 30, 2007. Please expand your footnotes to discuss your accounting for the transaction and to provide all the disclosures required by SFAS 141. Discuss the assets and liabilities purchased and how they were valued and recorded. If this transaction is with related parties or entities under common control, please clarify how this affected your accounting treatment.

The notes to the financial statements have been revised to include the following:

Note 6 - Business Combination and Related Party Transactions

On April 30, 2007, the Company purchased, though a business combination, all of the issued and outstanding membership interests of Griffin Filters LLC, (“Griffin”) a company established since 1971 and engaged in the design, engineering & supplying of industrial air filtration equipment from its President. Aron Govil, the Chairman, Chief Executive Officer, Treasurer and President of the Company, was the owner of 100% of the issued and outstanding membership interests of Griffin. The Company purchased 100% ownership in Griffin for a purchase price of $ 2,750,000.00. The Company completed the Griffin purchase by (i) paying cash of $700,000.00, (ii) issuing 20,000,000 shares of common stock valued at $750,000.00 and (iii) issuing a four year convertible debenture in the amount of $1,300,000.00, paying interest of 8.0% per year and convertible into 30,000,000 shares of common stock. Griffin had sales and net income of $3,297,409 and $145, 981 respectively for fiscal year ended September 30, 2006. Griffin is now a wholly-owned subsidiary of the Company.

The Company recorded the combination of Griffin Filters, LLC as a “As is Pooling” because of the related party interest as follows:

Accounts Receivable	$530,506
Inventory	49,668
Property & Equipment, Net	67,018
Other Assets	4,225
Accounts Payable	(600,348)
Additional Paid-in-Capital	2,698,931
Total	$2,750,000

4.
Tell us how you have complied with the requirements to file audited financial statements of significant acquisitions under rule 3-05 of Regulation S-X. Similarly, discuss your compliance with the pro-forma disclosure requirements of Article 11 of Regulation S-X.

Please see the response to comment number 3 as set forth above. Based upon the response, a pro-forma would no longer be required.

We would very much appreciate your prompt review of Amendment No. 3 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Arun Govil
President, Chief Executive Officer,
Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735